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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
PRIMEENERGY CORPORATION
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
74158E104
(CUSIP Number)
January 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74158E104

1	NAMES OF REPORTING PERSONS: McJunkin Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	55-00229830

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	West Virginia

	5	SOLE VOTING POWER:

NUMBER OF		623,521

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		623,521

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	623,521

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	19.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 2 of 5 Pages

                  With respect to the common stock, par value $0.10 per share (the “Shares”), of PrimeEnergy Corporation, a Delaware corporation (the “Company”), McJunkin does not hold the Shares of the Company for the purpose of, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. In addition, the representative from McJunkin resigned from the board of directors of the Company, effective as of January 31, 2007. Accordingly, McJunkin has determined to report its ownership position in the Company on Schedule 13G under the Securities Exchange Act of 1934 and will file no further amendments to the Schedule 13D, filed on June 11, 1996, as amended.

Item 1(a)	Name of Issuer:

PrimeEnergy Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

One Landmark Square,
Stamford, Connecticut 06901.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by McJunkin Corporation.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

835 Hillcrest Road, Charleston, West Virginia 25311

Item 2(c)	Citizenship:

West Virginia.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.10 per share

Item 2(e)	CUSIP Number:

74158E104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A
                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
                  (e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
                  (f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
                  (g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
                  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Page 3 of 5 Pages

                  (j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	McJunkin owns 623,521 shares of Common Stock, par value $0.10 per share, of PrimeEnergy Corporation.

	(b)	19.3%

	(c)

		(i)	623,521
		(ii)	-0-
		(iii)	623,521
		(iv)	-0-

Item 5.	Ownership of Five Percent or Less of a Class.
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
                  On January 31, 2007, investment funds affiliated with The Goldman Sachs Group, Inc. acquired beneficial ownership of a majority of the shares of McJunkin Corporation. Accordingly, such persons may be deemed to control McJunkin Corporation and to beneficially own the Shares of the Company set forth herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE
                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
Dated February 2, 2007

/s/ James F. Underhill
James F. Underhill
Chief Financial Officer

Page 5 of 5 Pages